Mail Stop 4561

February 11, 2009

Keith S. Sherin
Chief Financial Officer
General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, Connecticut 06828

> **Re: General Electric Capital Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 000-14804**

Dear Mr. Sherin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Volley
Staff Accountant